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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):           ☐ Form 10-K     ☒ Form 20-F          ☐  Form 11-K          ☐  Form 10-Q         ☐ Form 10-D           ☐ Form N-SAR           ☐ Form N-CSR

For Period Ended:  December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

COMPANHIA SIDERÚRGICA NACIONAL

National Steel Company

Full Name of Registrant

N/A

Former Name if Applicable

Av. Brigadeiro Faria Lima, No. 3400 - 20th floor

Address of Principal Executive Office (Street and Number)

Sao Paulo, SP – Brazil – 04538-132

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Companhia Siderúrgica Nacional / National Steel Company — CSN (the “Company”) respectfully notifies the Securities and Exchange Commission that it is unable to complete its annual report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Annual Report”) within the prescribed time period. The Company requires additional time to complete its evaluation and review of its internal controls over financial reporting with its independent auditor.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Paulo Rogério Caffarelli	+55	11 3049-7100
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes☒          No ☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐        No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Steel Company – CSN
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 2, 2016                                                                                                          By  /s/ Paulo Rogério Caffarelli

                                                                                                                             Name: Paulo Rogério Caffarelli

                                                                                                                             Title: